EXHIBIT 4.3
THIRD AMENDMENT TO 1992 EMPLOYEES’ STOCK PURCHASE PLAN
          The first sentence of Section 6 of the Plan, as previously amended, has been further amended (effective as of shareholder approval of the Amendment on May 12, 2009) to read in its entirety as follows:
“No more than an aggregate of 700,000 shares of Common Stock may be issued or delivered pursuant to the exercise of options under the Plan, subject to adjustments made in accordance with Section 9.8.”